SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934



                  GLOBAL ONE DISTRIBUTION & MERCHANDISING INC.
  ___________________________________________________________________________

                                (Name of Issuer)




                          Common Stock, $.01 Par Value
  ___________________________________________________________________________

                         (Title of Class of Securities)


                                   378927 10 7
                  _____________________________________________

                                 (CUSIP Number)


                                Eileen Lyon, Esq.
                         Manatt, Phelps & Phillips, LLP
           11355 West Olympic Boulevard, Los Angeles, California 90064
  ___________________________________________________________________________

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 August 28, 1996
                  _____________________________________________

             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.

Check the following box if a fee is being paid with the statement. X (A fee is not required only if the reporting person (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)


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The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

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CUSIP NO. 378927 10 7                                             PAGE 2 OF 6

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         MICHAEL A. MALM
         Social Security No.:  ###-##-####

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) ____  (b) ____


3        SEC USE ONLY


4        SOURCE OF FUNDS
         Not applicable.  (See response to Item 3)

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)


6        CITIZENSHIP OR PLACE OF ORGANIZATION
         USA

NUMBER OF                                   7        SOLE VOTING POWER
SHARES                                               1,805,465
BENEFICIALLY
OWNED BY                                    8        SHARED VOTING POWER
EACH                                                 0
REPORTING
PERSON                                      9        SOLE DISPOSITIVE POWER
WITH                                                 1,805,465

                                            10       SHARED DISPOSITIVE POWER
                                                     0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,805,465

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES

13       PERCENT OF CLASS REPRESENTED BY AMOUNT SHOWN IN ROW (11)
         13.9%

14       TYPE OF REPORTING PERSON
         IN



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ITEM 1.           SECURITY AND ISSUER

                  This statement of beneficial ownership on Schedule 13D (the "Statement") relates to shares of the common stock, $.01 par value (the "Common Stock"), of Global One Distribution & Merchandising Inc., a
Delaware corporation (the "Company"). The Company's principal executive offices are located at 5548 Lindbergh Lane, Bell, California 90201-6410.


ITEM 2.           IDENTITY AND BACKGROUND

(a)      This Statement is filed by Michael A. Malm.

(b)      3730 Multiview Drive, Hollywood, California  90068.

(c)      Mr. Malm is Chief Operating Officer of the Company.

(d) During the past five years Mr. Malm has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years Mr. Malm has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)      Mr. Malm is a citizen of the United States.


ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                  Mr. Malm acquired beneficial ownership of the shares of Company Common Stock reported in this Statement as the result of the merger (the "Merger") of OSP Publishing, Inc., a California corporation ("OSP"), with and into O.S.P. Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of the Company. In the Merger, shares of the common stock of OSP owned by Mr. Malm (the "OSP Shares") were converted into shares of Company Common Stock. Mr. Malm acquired the OSP Shares with personal funds.


ITEM 4.           PURPOSE OF TRANSACTION

                  All shares of Common Stock are held as an investment.
Mr. Malm anticipates transferring voting power over his shares of Common Stock to a trust to be formed by Joseph C. Angard. (See response to Item 6.) Mr. Malm has no plans or proposals which relate to or would result in any such transaction, event or action as is enumerated in paragraphs (b) through (j) of Item 4 to the form of Schedule 13D promulgated under the Securities Exchange Act of 1934, as amended.





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ITEM 5.           INTEREST IN SECURITIES OF ISSUER

(a)      Amount beneficially owned:                                 1,805,465
         Percent of Class:                                          13.9%1

(b)      Number of shares as to which such person has:

         (i)               Sole power to vote or to
                           direct the vote:                         1,805,465

         (ii)              Shared power to vote or
                           to direct the vote:                      0

         (iii)             Sole power to dispose of
                           or direct the disposition of:            1,805,465

         (iv)              Shared power to dispose of
                           or direct disposition of:                0

___________________________________________________________________________


1    Based upon the number of shares outstanding as of August 28, 1996.





(c)      Not applicable.

(d)      Not applicable.

(e)      Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

                  Mr. Malm and Joseph C. Angard, Chairman and Chief Executive Officer of the Company, each intend to establish a trust to own their shares of Company Common Stock. It is anticipated that, pursuant to an agreement between these trusts, the trustee of Mr. Angard's trust will be given a proxy entitling Mr. Angard's trust to vote all of the shares owned by Mr. Malm's trust.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS

                  Not applicable.




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                                   SIGNATURE


            After reasonable inquiry, to the best of my knowledge and belief, I certify that the information set forth in this statement of beneficial ownership on Schedule 13D is true, complete and correct.

DATED: September 9, 1996

                                        /S/ MICHAEL A. MALM
                                        ___________________________________
                                        Michael A. Malm






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